Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of OMNOVA Solutions Inc. for the registration of $150,000,000 of its debt securities, common shares, serial preferred stock, depositary shares, warrants and subscription rights and to the incorporation by reference therein of our report dated January 22, 2008, with respect to the consolidated financial statements of OMNOVA Solutions Inc. and our report dated January 22, 2008 with respect to the effectiveness of internal control over financial reporting of OMNOVA Solutions Inc., both included in its Annual Report (Form 10-K) for the year ended November 30, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Akron, Ohio
November 26, 2008